April 27, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3030

Washington, DC 20549

Attention:

Mr. Kevin J. Kuhar

Re:	Xcerra Corporation

Form 10-K for Fiscal Year Ended July 31, 2015

Filed October 14, 2015

File No. 000-10761

Dear Mr. Kuhar:

This letter sets forth the responses of Xcerra Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated April 15, 2016 regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2015 (the “Form 10-K”), which was filed on October 14, 2015. The Company’s responses set forth below correspond to the comments as numbered in the Staff’s April 15, 2016 letter.

Form 10-K for the Fiscal Year Ended July 31, 3015

Note 3 Discontinued Operations, page 60

1.	We note from your disclosures on page 60 that you early adopted the provisions of ASU 2014-08 for the planned disposition of your Interface Board Business. Please revise future filings to provide the disclosures required by ASC 205-20-50-5B(b) and (c) for this disposition or tell us why such disclosure is not required.

In response to your comment, we will revise future filings commencing with our next filing on Form 10-Q for the period ended April 30, 2016, to provide the disclosures required by ASC 205-20-50-5B(b) and (c) for this disposition. As it relates to ASC 205-20-50-5B(b), in addition to the major classes of line items we have already provided, we will provide cost of sales and depreciation for the periods in which the results of operations of the discontinued operation are presented in the statement where net income is reported. As it relates to ASC 205-20-50-5B(c), we will disclose the total operating and investing cash

April 27, 2016

flows of the discontinued operation for the periods in which the results of operations of the discontinued operation are presented in the statement where net income is reported.

Note 10 Segment, Industry and Geographic and Significant Customer Segment Information, page 73

2.	We note your discussion on page 5 of your various product offerings. Please tell us how you considered the disclosures required by ASC 280-10-50-40.

In response to your request that we advise you how we considered the disclosures required by ASC 280-10-50-40, we believe ASC 280-10-50-40 requires the disclosure of revenues from external customers for each product and service or each group of similar products and services. In reviewing the disclosure requirements of ASC 280-10-50-40, we considered relevant facts related to whether we could accurately and comprehensively identify similar groups of products and services for disclosure purposes. Following such review, we have determined that the products and services within each of our reportable segments, Semiconductor Test Solutions (STS) and Electronic Manufacturing Solutions (EMS), are similar, and accordingly, we disclose the net sales amounts to external customers for each of those reportable segments.

In making our determination with regard to the products and services within the STS segment, we concluded that each product in this segment has similar characteristics, including that they each are used by customers to test semiconductor devices during the manufacturing process, each have similar classes of customers and production processes, each are subjected to similar degrees of economic risks and uncertainties, and each share similar opportunities for growth. Additionally, all of our products within the STS segment are functionally interdependent, physically-connected (integrated) to one another or to one of our competitors’ products, and are each required by our customers in order to test semiconductor devices in a high volume semiconductor manufacturing process.

In making our determination with regard to the products and services within the EMS segment, we concluded that each product in this segment has similar characteristics, including that they each are interdependent and are all required by our customers in order to test printed circuit boards at various stages throughout the printed circuit board manufacturing process. Additionally, each of our product and service offerings in this segment are subject to similar degrees of economic risks and uncertainties, and each share similar opportunities for growth. The product offerings in the EMS segment have customers primarily in the printed circuit board manufacturing industry. The EMS segment has a different set of customers that does not generally overlap with the customers in the STS segment.

We believe that we have accurately and comprehensively identified two groups of similar products and services that are aggregated in our two reportable segments, Semiconductor Test Solutions and Electronic Manufacturing Solutions, and adequately disclosed the revenue for each such group. As a result, we believe that the net sales disclosures provided in the “Segment, Industry and Geographic and Significant Customer Segment Information” table on page 74 of our Form 10-K filing comply with the requirements of ASC 280-10-50-40.

April 27, 2016

In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter, please contact me at (781) 461-1000.

Sincerely,

/s/ Mark J. Gallenberger

Mark J. Gallenberger

Senior Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer

Xcerra Corporation